EXHIBIT 21
Subsidiaries of the Registrant

Name	Incorporation	Percentage Ownership
Power Air Tech, Inc.	Delaware	100%
Power Air (Canada) Corp.	British Columbia, Canada	50% *

*          Power Air (Canada) Corp. is considered a variable interest entity due to the Company's control over the operations and 100% of funding of costs to date, thus, is considered a 100% consolidated subsidiary.